Exhibit 99.2
Shell plc
Three and twelve month periods ended December 31, 2023
Unaudited Condensed Financial Report
Shell plc            Unaudited Condensed Financial Report            1

SHELL PLC 4th QUARTER 2023 AND FULL YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Full year
Q4 2023	Q3 2023	Q4 2022	%¹		Reference	2023	2022	%
474	7,044	10,409	-93	Income/(loss) attributable to Shell plc shareholders		19,360	42,309	-54
7,306	6,224	9,814	+17	Adjusted Earnings	A	28,250	39,870	-29
16,335	16,336	20,600	—	Adjusted EBITDA	A	68,538	84,289	-19
12,575	12,332	22,404	+2	Cash flow from operating activities		54,196	68,414	-21
(5,657)	(4,827)	(6,918)		Cash flow from investing activities		(17,737)	(22,448)
6,918	7,505	15,486		Free cash flow	G	36,460	45,965
7,113	5,649	7,319		Cash capital expenditure	C	24,393	24,833
10,897	10,097	11,114	+8	Operating expenses	F	39,959	39,477	+1
10,565	9,735	11,037	+9	Underlying operating expenses	F	39,201	39,456	-1
8.4%	12.0%	16.7%		ROACE on a Net income basis	D	8.4%	16.7%
11.6%	12.5%	15.8%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D	11.6%	15.8%
81,541	82,147	83,795		Total debt	E	81,541	83,795
43,541	40,470	44,837		Net debt	E	43,541	44,837
18.8%	17.3%	18.9%		Gearing	E	18.8%	18.9%
2,827	2,706	2,831	+4	Total production available for sale (thousand boe/d)		2,791	2,864	-3
0.07	1.06	1.47	-93	Basic earnings per share ($)		2.88	5.76	-50
1.11	0.93	1.39	+19	Adjusted Earnings per share ($)	B	4.20	5.43	-23
0.3440	0.3310	0.2875	+4	Dividend per share ($)		1.2935	1.0375	+25
1.Q4 on Q3 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the third quarter 2023, reflected higher LNG trading and optimisation margins, favourable deferred tax movements, and higher production, offset by lower refining margins, lower margins from crude and oil products trading and optimisation, and higher operating expenses.
Fourth quarter 2023 income attributable to Shell plc shareholders also included net impairment charges and reversals ($3.9 billion), and unfavourable movements due to the fair value accounting of commodity derivatives. These charges and unfavourable movements are included in identified items amounting to a net loss of $6.0 billion in the quarter. This compares with identified items in the third quarter 2023 which amounted to a net loss of $0.1 billion, and mainly related to impairment charges, largely offset by favourable movements due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of positive $0.8 billion.
Cash flow from operating activities for the fourth quarter 2023 was $12.6 billion, and primarily driven by Adjusted EBITDA, and a working capital inflow of $3.3 billion, partly offset by tax payments of $3.6 billion, and a derivatives outflow of $1.0 billion and the timing impact of payments relating to emission certificates and biofuel programmes of $0.9 billion. The working capital inflow mainly reflected inventory movements due to lower prices.
Cash flow from investing activities for the quarter was an outflow of $5.7 billion, and included cash capital expenditure of $7.1 billion, and divestment proceeds of $0.6 billion.
Shell plc            Unaudited Condensed Financial Report            2

Net debt and Gearing: At the end of the fourth quarter 2023, net debt was $43.5 billion, compared with $40.5 billion at the end of the third quarter 2023, mainly reflecting share buybacks, cash dividends paid to Shell plc shareholders, lease additions, and interest payments, partly offset by free cash flow. Gearing was 18.8% at the end of the fourth quarter 2023, compared with 17.3% at the end of the third quarter 2023, driven by higher net debt and lower equity.
Shareholder distributions
Total shareholder distributions in the quarter amounted to $6.2 billion comprising repurchases of shares of $4.0 billion and cash dividends paid to Shell plc shareholders of $2.2 billion. Dividends declared to Shell plc shareholders for the fourth quarter 2023 amount to $0.3440 per share. Shell has now completed $3.5 billion of share buybacks announced in the third quarter 2023 results announcement. Today, Shell announces a share buyback programme of $3.5 billion which is expected to be completed by the first quarter 2024 results announcement.
Full Year Analysis1
Full year 2023 income attributable to Shell plc shareholders, compared with the full year 2022, reflected lower realised oil and gas prices, lower volumes, and lower refining margins, partly offset by higher LNG trading and optimisation margins, and higher Marketing margins. By focusing the portfolio and simplifying the organisation, $1.0 billion of pre-tax structural cost reductions4 were delivered compared with the full year 2022, mainly driven by divestments.
Full year 2023 income attributable to Shell plc shareholders also included net impairment charges and reversals of $6.2 billion, and unfavourable movements of $1.3 billion due to the fair value accounting of commodity derivatives. These charges and unfavourable movements are included in identified items amounting to a net loss of $8.2 billion. This compares with identified items in the full year 2022 which amounted to a net gain of $1.2 billion.
Adjusted Earnings and Adjusted EBITDA2 for the full year 2023 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for identified items and the cost of supplies adjustment of positive $0.6 billion.
Cash flow from operating activities for the full year 2023 was $54.2 billion, and primarily driven by Adjusted EBITDA, and a working capital inflow of $7.8 billion, partly offset by tax payments of $13.7 billion, and a derivatives outflow of $6.1 billion.
Cash flow from investing activities for the full year 2023 was an outflow of $17.7 billion and included cash capital expenditure of $24.4 billion, divestment proceeds of $3.1 billion, interest received of $2.1 billion, and net other investing cash inflows of $1.4 billion.
This Unaudited Condensed Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors3. Progress to date on the financial targets that were announced during Capital Markets Day in June 2023 is available at www.shell.com/investors/results-and-reporting/progress-on-cmd23.html3.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
3.Not incorporated by reference.
4.Structural cost reductions describe decreases in underlying operating expenses as a result of operational efficiencies, divestments, workforce reductions and other cost-saving measures that are expected to be sustainable compared with 2022 levels.
FOURTH QUARTER 2023 PORTFOLIO DEVELOPMENTS
Integrated Gas
In October 2023, we completed the previously announced sale of our participating interest of 35% in Indonesia’s Masela production-sharing contract to Indonesia’s PT Pertamina Hulu Energi and PETRONAS Masela Sdn. Bhd. The participating interest includes the Abadi gas project.
In October 2023, we and our partners in the Oman LNG LLC venture signed an amended shareholders’ agreement for Oman LNG LLC (Oman LNG) extending the business beyond 2024. We will remain the largest private shareholder in Oman LNG, with a 30% shareholding.
Upstream
In December 2023, we announced the start of production of the FPSO Sepetiba in the Mero field, offshore Santos Basin in Brazil. We hold a 19.3% stake in the Mero Unitized Field.
In December 2023, we announced the final investment decision for Sparta, a deep-water development in the US Gulf of Mexico. We hold a 51% interest.
Shell plc            Unaudited Condensed Financial Report            3

In January 2024, we reached an agreement to sell The Shell Petroleum Development Company of Nigeria Limited (SPDC) to Renaissance. Completion of the transaction is subject to approvals by the Federal Government of Nigeria and other conditions.
Chemicals and Products
In January 2024, we announced the final investment decision to convert the hydrocracker of the Wesseling site at the Energy and Chemicals Park Rheinland in Germany into a production unit for Group III base oils, used in making high-quality lubricants such as engine and transmission oils. Crude oil processing will end at the Wesseling site by 2025 but will continue at the Godorf site.
Shell plc            Unaudited Condensed Financial Report            4

PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million		Full year
Q4 2023	Q3 2023	Q4 2022	%¹		Reference	2023	2022	%
1,728	2,154	5,293	-20	Segment earnings[2]		7,046	22,212	-68
(2,235)	(375)	(675)		Of which: Identified items	A	(6,861)	6,075
3,963	2,529	5,968	+57	Adjusted Earnings²	A	13,907	16,137	-14
6,578	4,871	8,332	+35	Adjusted EBITDA[2]	A	23,759	26,569	-11
3,597	4,009	6,409	-10	Cash flow from operating activities	A	17,520	27,692	-37
1,196	1,099	1,527		Cash capital expenditure	C	4,196	4,265
113	122	123	-7	Liquids production available for sale (thousand b/d)		128	128	+1
4,570	4,517	4,607	+1	Natural gas production available for sale (million scf/d)		4,700	4,600	+2
901	900	917	—	Total production available for sale (thousand boe/d)		939	921	+2
7.06	6.88	6.78	+3	LNG liquefaction volumes (million tonnes)		28.29	29.68	-5
18.09	16.01	16.82	+13	LNG sales volumes (million tonnes)		67.09	65.98	+2
1.Q4 on Q3 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG, including LNG as a fuel for heavy-duty vehicles.
Quarter Analysis1
Segment earnings, compared with the third quarter 2023, reflected the net effect of higher contributions from trading and optimisation, and realised prices (increase of $1,559 million), and higher volumes (increase of $81 million), partly offset by higher operating expenses (increase of $146 million), and unfavourable deferred tax movements ($140 million). Trading and optimisation results reflect seasonality and a high number of optimisation opportunities.
Fourth quarter 2023 segment earnings also included unfavourable movements of $1,587 million due to the fair value accounting of commodity derivatives, and impairment charges of $547 million. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases and sales. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These unfavourable movements and impairment charges are part of identified items and compare with the third quarter 2023 which included unfavourable movements of $340 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by net cash outflows related to derivatives of $1,596 million, tax payments of $731 million and working capital outflows of $654 million.
Total oil and gas production was in line with the third quarter 2023. LNG liquefaction volumes increased by 3% mainly due to lower maintenance.
Full Year Analysis1
Segment earnings, compared with the full year 2022, reflected the net effect of lower realised prices and higher contributions from trading and optimisation (decrease of $1,143 million), lower volumes (decrease of $466 million), and unfavourable deferred tax movements ($728 million).
Full year 2023 segment earnings also included unfavourable movements of $4,407 million due to the fair value accounting of commodity derivatives, and net impairment charges and reversals of $2,247 million. These unfavourable movements and net impairment charges and reversals are part of identified items and compare with the full year 2022 which included favourable movements of $6,273 million due to the fair value accounting of commodity derivatives, and net impairment reversals of $779 million, partly offset by other impacts of $608 million, which mainly comprised loan write-downs, as well as charges of $387 million due to provisions for onerous contracts.
Shell plc            Unaudited Condensed Financial Report            5

Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the full year 2023 was primarily driven by Adjusted EBITDA, and a working capital inflow of $2,023 million, partly offset by net cash outflows related to derivatives of $4,668 million, and tax payments of $3,574 million.
Total oil and gas production, compared with the full year 2022, increased by 2% mainly due to ramp-up of new fields in Oman, Canada, Australia, and Trinidad and Tobago, and lower maintenance in Pearl GTL (Qatar) and Trinidad and Tobago, partly offset by derecognition of Sakhalin-related volumes, and production-sharing contract effects in Egypt and Pearl GTL (Qatar). LNG liquefaction volumes decreased by 5% mainly due to the derecognition of Sakhalin-related volumes.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Financial Report            6

UPSTREAM

Quarters				$ million		Full year
Q4 2023	Q3 2023	Q4 2022	%¹		Reference	2023	2022	%
2,179	1,983	1,380	+10	Segment earnings[2]		8,528	16,222	-47
(909)	(238)	(1,681)		Of which: Identified items	A	(1,267)	(1,096)
3,088	2,221	3,061	+39	Adjusted Earnings²	A	9,794	17,319	-43
7,910	7,412	9,418	+7	Adjusted EBITDA[2]	A	30,607	42,100	-27
5,787	5,336	7,224	+8	Cash flow from operating activities	A	21,450	29,641	-28
2,436	2,007	1,845		Cash capital expenditure	C	8,343	8,143
1,361	1,311	1,331	+4	Liquids production available for sale (thousand b/d)		1,325	1,333	-1
2,952	2,564	3,067	+15	Natural gas production available for sale (million scf/d)		2,754	3,272	-16
1,870	1,753	1,859	+7	Total production available for sale (thousand boe/d)		1,800	1,897	-5
1.Q4 on Q3 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Segment earnings, compared with the third quarter 2023, mainly reflected favourable movements in deferred tax positions ($628 million) and higher volumes (increase of $185 million).
Fourth quarter 2023 segment earnings also included net impairment charges and reversals of $454 million, charges of $424 million related to the impact of the weakening Argentine peso on a deferred tax position, and legal provisions of $358 million, partly offset by a gain of $182 million due to the impact of the discount rate change on provisions. These charges and gains are part of identified items, and compare with the third quarter 2023 which included legal provisions of $169 million and charges of $62 million related to the impact of the weakening Brazilian real on a deferred tax position.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by tax payments of $2,015 million.
Total production, compared with the third quarter 2023, increased mainly due to lower scheduled maintenance and growth from new fields.
Full Year Analysis1
Segment earnings, compared with the full year 2022, mainly reflected lower realised oil and gas prices (decrease of $5,696 million) and lower volumes (decrease of $2,001 million).
Full year 2023 segment earnings also included net impairment charges and reversals of $642 million, and net charges of $295 million related to the impact of the weakening Argentine peso and strengthening Brazilian real on a deferred tax position. These charges and gains are part of identified items, and compare with the full year 2022 which included net impairment reversals and charges of $853 million, and charges of $1,385 million relating to the EU solidarity contribution and $802 million relating to the UK Energy Profits Levy.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the full year 2023 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $8,470 million.
Total production, compared with the full year 2022, decreased mainly due to the impact of divestments. The impact of field decline was more than offset by growth from new fields.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Financial Report            7

MARKETING

Quarters				$ million		Full year
Q4 2023	Q3 2023	Q4 2022	%¹		Reference	2023	2022	%
143	702	375	-80	Segment earnings²		2,951	2,133	+38
(549)	(18)	(72)		Of which: Identified items	A	(229)	(622)
692	720	446	-4	Adjusted Earnings²	A	3,180	2,754	+15
1,337	1,519	1,045	-12	Adjusted EBITDA[2]	A	6,037	5,324	+13
2,709	880	1,062	+208	Cash flow from operating activities	A	6,088	2,376	+156
1,339	917	1,993		Cash capital expenditure	C	5,612	4,831
2,508	2,654	2,543	-5	Marketing sales volumes (thousand b/d)		2,554	2,503	+2
1.Q4 on Q3 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, and agricultural sectors.
Quarter Analysis1
Segment earnings, compared with the third quarter 2023, reflected lower Marketing margins (decrease of $101 million) including lower Lubricants margins due to higher feedstock costs and impact of seasonality on Mobility margins, partly offset by higher Sectors & Decarbonisation margins. Fourth quarter 2023 segment earnings also included lower tax charges (decrease of $121 million) mainly due to one-off tax helps.
Fourth quarter 2023 segment earnings also included impairment charges of $406 million, and charges of $97 million related to redundancy and restructuring. These charges are part of identified items.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA and working capital inflows of $1,843 million. These inflows were partly offset by tax payments of $280 million and non-cash cost-of-sales (CCS) adjustments of $81 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the third quarter 2023, decreased mainly due to seasonality.
Full Year Analysis1
Segment earnings, compared with the full year 2022, reflected higher Marketing margins (increase of $1,465 million) including higher unit margins in Mobility, higher margins in Lubricants due to lower feedstock costs and higher volumes in Sectors & Decarbonisation. These were partly offset by higher operating expenses (increase of $703 million) and higher depreciation charges (increase of $264 million) mainly due to asset acquisitions.
Full year 2023 segment earnings also included net impairment charges and reversals of $457 million, and charges of $111 million related to redundancy and restructuring partly offset by gains of $298 million related to indirect tax credits. These charges and gains are part of identified items and compare with the full year 2022 which included net impairment charges and reversals of $321 million, net losses of $135 million related to the sale of assets, and provisions for onerous contracts of $62 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the full year 2023 was primarily driven by Adjusted EBITDA, working capital inflows of $873 million, and the timing impact of payments relating to emission certificates and biofuel programmes of $296 million. These inflows were partly offset by tax payments of $744 million, and non-cash cost-of-sales (CCS) adjustments of $221 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the full year 2022, increased mainly due to improved demand in Aviation.
1.All earnings amounts are shown post-tax, unless stated otherwise.
Shell plc            Unaudited Condensed Financial Report            8

2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Financial Report            9

CHEMICALS AND PRODUCTS

Quarters				$ million		Full year
Q4 2023	Q3 2023	Q4 2022	%¹		Reference	2023	2022	%
(1,792)	1,173	332	-253	Segment earnings²		1,530	4,515	-66
(1,875)	(207)	(412)		Of which: Identified items	A	(2,160)	(204)
83	1,380	744	-94	Adjusted Earnings²	A	3,690	4,719	-22
770	2,591	1,574	-70	Adjusted EBITDA[2]	A	7,710	8,561	-10
207	2,379	3,119	-91	Cash flow from operating activities	A	6,987	12,906	-46
1,031	879	786		Cash capital expenditure	C	3,192	3,838
1,315	1,334	1,434	-1	Refinery processing intake (thousand b/d)		1,349	1,402	-4
1,560	1,548	1,800	+1	Refining & Trading sales volumes (thousand b/d)		1,570	1,700	-8
2,588	2,998	3,017	-14	Chemicals sales volumes (thousand tonnes)		11,245	12,281	-8
1.Q4 on Q3 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, trading and optimisation of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Segment earnings, compared with the third quarter 2023, reflected lower Products margins (decrease of $1,193 million) mainly driven by lower refining margins due to lower global product demand and lower margins from trading and optimisation. Segment earnings also reflected lower Chemicals margins (decrease of $150 million) including the impact of continuing global oversupply as well as weak demand and lower income from joint ventures and associates. In addition, the fourth quarter 2023 reflected higher operating expenses (increase of $76 million). These were partly offset by favourable deferred tax movements (increase of $123 million).
Fourth quarter 2023 segment earnings also included net impairment charges and reversals of $1,977 million mainly relating to the Chemicals assets in Singapore, and charges of $78 million related to redundancy and restructuring partly offset by favourable movements of $130 million due to the fair value accounting of commodity derivatives. These charges and gains are part of identified items, and compare with the third quarter 2023 which included net impairment charges and reversals of $79 million, legal provisions of $74 million, and unfavourable movements of $53 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the fourth quarter 2023, Chemicals had negative Adjusted Earnings of $492 million and Products had positive Adjusted Earnings of $576 million.
Cash flow from operating activities for the quarter was primarily driven by working capital inflows of $1,353 million, Adjusted EBITDA, cash inflows relating to commodity derivatives of $294 million, and dividends (net of profits) from joint ventures and associates of $222 million. These inflows were partly offset by non-cash cost-of-sales (CCS) adjustments of $1,028 million, the timing impact of payments relating to emission certificates and biofuel programmes of $970 million, and tax payments of $273 million.
Chemicals manufacturing plant utilisation was 62% compared with 70% in the third quarter 2023, due to higher planned and unplanned maintenance in North America and economic optimisation.
Refinery utilisation was 81% compared with 84% in the third quarter 2023, due to planned maintenance in North America.
Full Year Analysis1
Segment earnings, compared with the full year 2022, reflected lower Products margins (decrease of $1,528 million) mainly driven by lower refining margins partly offset by higher margins from trading and optimisation. The segment earnings also reflected higher depreciation charges (increase of $546 million) due to start-up of operations at Shell Polymers Monaca in the USA. These were partly offset by higher Chemicals margins (increase of $612 million).
Full year 2023 segment earnings also included net impairment charges and reversals of $2,204 million mainly relating to the Chemicals assets in Singapore, and charges of $84 million related to redundancy and restructuring partly offset by favourable
Shell plc            Unaudited Condensed Financial Report            10

movements of $213 million due to the fair value accounting of commodity derivatives. These charges and gains are part of identified items, and compare with the full year 2022 which included net impairment charges and reversals of $226 million, legal provisions of $149 million, unfavourable movements of $147 million related to the fair value accounting of commodity derivatives, tax charges relating to the EU solidarity contribution of $74 million partly offset by gains of $223 million related to the sale of assets, and gains of $104 million related to the remeasurement of redundancy and restructuring costs.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the full year 2023, Chemicals had negative Adjusted Earnings of $1,622 million and Products had positive Adjusted Earnings of $5,313 million.
Cash flow from operating activities for the full year 2023 was primarily driven by Adjusted EBITDA, working capital inflows of $609 million, cash inflows relating to commodity derivatives of $529 million, and dividends (net of profits) from joint ventures and associates of $300 million. These inflows were partly offset by the timing impact of payments relating to emission certificates and biofuel programmes of $1,224 million, non-cash cost-of-sales (CCS) adjustments of $627 million, and tax payments of $484 million.
Chemicals manufacturing plant utilisation was 68% compared with 79% in the full year 2022, mainly due to planned and unplanned maintenance and economic optimisation during the full year 2023.
Refinery utilisation was 85% compared with 86% in the full year 2022.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Shell plc            Unaudited Condensed Financial Report            11

RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million		Full year
Q4 2023	Q3 2023	Q4 2022	%¹		Reference	2023	2022	%
(291)	600	4,673	-148	Segment earnings[2]		3,038	(1,059)	+387
(445)	667	4,379		Of which: Identified items	A	2,333	(2,805)
155	(67)	293	+331	Adjusted Earnings[2]	A	705	1,745	-60
228	79	396	+187	Adjusted EBITDA[2]	A	1,413	2,459	-43
(1,265)	(34)	2,674	-3655	Cash flow from operating activities	A	2,984	(6,394)	+147
1,026	659	1,076		Cash capital expenditure	C	2,681	3,469
68	76	66	-11	External power sales (terawatt hours)[3]		279	243	+15
175	170	241	+3	Sales of pipeline gas to end-use customers (terawatt hours)[4]		738	843	-12
1.Q4 on Q3 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
3.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
4.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes activities such as renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Segment earnings, compared with the third quarter 2023, reflected higher margins (increase of $118 million) mainly due to trading and optimisation primarily in Europe and the Americas as a result of market volatility and seasonality, and favourable tax movements ($110 million), partly offset by higher operating expenses (increase of $38 million).
Fourth quarter 2023 segment earnings also included impairment charges of $551 million, partly offset by favourable movements of $125 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These charges and favourable movements are part of identified items and compare with the third quarter 2023 which included favourable movements of $506 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. Most Renewables and Energy Solutions activities were loss-making in the fourth quarter 2023, more than offset by positive adjusted earnings from trading and optimisation.
Cash flow from operating activities for the quarter was primarily driven by working capital outflows of $970 million, tax payments of $413 million, and net cash outflows related to derivatives of $268 million, partly offset by Adjusted EBITDA.
Full Year Analysis1
Segment earnings, compared with the full year 2022, reflected lower margins (decrease of $684 million) mainly from trading and optimisation due to lower gas and power prices in 2023, unfavourable tax movements ($218 million), and higher operating expenses (increase of $186 million).
Full year 2023 segment earnings also included favourable movements of $2,756 million due to the fair value accounting of commodity derivatives, partly offset by net impairment charges and reversals of $669 million. These favourable movements and charges are part of identified items and compare with the full year 2022 which included unfavourable movements of $2,444 million due to the fair value accounting of commodity derivatives, and impairment charges of $361 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. Most Renewables and Energy Solutions activities were loss-making for the full year 2023, more than offset by positive adjusted earnings from trading and optimisation.
Cash flow from operating activities for the full year 2023 was primarily driven by working capital inflows of $3,723 million, and Adjusted EBITDA, partly offset by net cash outflows related to derivatives of $1,988 million, and tax payments of $762 million.
Shell plc            Unaudited Condensed Financial Report            12

1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Additional Growth Measures

Quarters					Full year
Q4 2023	Q3 2023	Q4 2022	%¹		2023	2022	%
				Renewable power generation capacity (gigawatt):
2.5	2.5	2.2	+2	– In operation[2]	2.5	2.2	+13
4.1	4.9	4.2	-17	– Under construction and/or committed for sale[3]	4.1	4.2	-3
1.Q4 on Q3 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained.

CORPORATE

Quarters			$ million		Full year
Q4 2023	Q3 2023	Q4 2022		Reference	2023	2022
(586)	(460)	(654)	Segment earnings[1]		(2,811)	(2,461)
(19)	22	(28)	Of which: Identified items	A	(69)	(90)
(567)	(482)	(626)	Adjusted Earnings[1]	A	(2,742)	(2,371)
(488)	(136)	(164)	Adjusted EBITDA[1]	A	(987)	(725)
1,540	(238)	1,916	Cash flow from operating activities	A	(832)	2,192
1.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Corporate segment covers the non-operating activities supporting Shell, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Segment earnings, compared with the third quarter 2023, reflected unfavourable movements in currency exchange rate effects and net interest expense, partly offset by a favourable movement in tax credits.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects.
Full Year Analysis1
Segment earnings, compared with the full year 2022, were primarily driven by unfavourable movements in currency exchange rate effects and tax credits.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
PRELIMINARY RESERVES UPDATE
When final volumes are reported in the 2023 Annual Report and Accounts and 2023 Form 20-F, Shell expects that SEC proved oil and gas reserves additions before taking into account production will be approximately 1.3 billion boe, and that 2023 production will be approximately 1.1 billion boe. As a result, total proved reserves on an SEC basis are expected to be approximately 9.8 billion boe. Acquisitions and divestments of 2023 reserves are expected to account for a net increase of approximately 0.2 billion boe.
The proved Reserves Replacement Ratio on an SEC basis is expected to be 120% for the year and 120% for the 3-year average. Excluding the impact of acquisitions and divestments, the proved Reserves Replacement Ratio is expected to be 99% for the year and 90% for the 3-year average.
Further information will be provided in the 2023 Annual Report and Accounts and 2023 Form 20-F.
Shell plc            Unaudited Condensed Financial Report            13

OUTLOOK FOR THE FIRST QUARTER 2024
Cash capital expenditure for full year 2024 is expected to be within $22 - $25 billion.
Integrated Gas production is expected to be approximately 930 - 990 thousand boe/d. LNG liquefaction volumes are expected to be approximately 7.0 - 7.6 million tonnes. Outlook reflects Prelude back in operation after a major turnaround.
Upstream production is expected to be approximately 1,730 - 1,930 thousand boe/d. Production outlook reflects the planned maintenance in deep-water assets.
Marketing sales volumes are expected to be approximately 2,150 - 2,650 thousand b/d.
Refinery utilisation is expected to be approximately 83% - 91%, higher due to completion of planned maintenance activities in North America. Chemicals manufacturing plant utilisation is expected to be approximately 68% - 76%.
Corporate Adjusted Earnings are expected to be a net expense of approximately $400 - $600 million in the first quarter and a net expense of approximately $1,500 - $2,100 million for the full year 2024. This excludes the impact of currency exchange rate and fair value accounting effects.
Energy Transition Strategy Update: As Shell progresses towards its goal of achieving net-zero emissions by 2050 in an evolving energy marketplace serving a dynamic world, Shell continuously evaluates and updates its energy transition strategy, including its interim targets to reduce the carbon intensity of the energy products it sells. Shell expects to publish its 2024 Energy Transition Strategy on March 14, 2024. This publication will update shareholders and wider society on Shell’s energy transition strategy in line with its Capital Markets Day 2023 communications and set out Shell’s climate targets and ambitions for the future.
FORTHCOMING EVENTS

Date	Event
February 14, 2024	Shell LNG Outlook 2024
March 14, 2024	Publication of Annual Report and Accounts and filing of Form 20-F for the year ended December 31, 2023
March 14, 2024	Publication of Energy Transition Strategy 2024
March 27, 2024	Annual ESG Update
May 2, 2024	First quarter 2024 results and dividends
May 21, 2024	Annual General Meeting
August 1, 2024	Second quarter 2024 results and dividends
October 31, 2024	Third quarter 2024 results and dividends
Shell plc            Unaudited Condensed Financial Report            14

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
78,732	76,350	101,303	Revenue[1]	316,620	381,314
768	747	(268)	Share of profit/(loss) of joint ventures and associates	3,725	3,972
631	913	160	Interest and other income/(expenses)[2]	2,838	915
80,131	78,011	101,195	Total revenue and other income/(expenses)	323,183	386,201
54,745	49,144	65,489	Purchases	212,883	258,488
6,807	6,384	7,220	Production and manufacturing expenses	25,240	25,518
3,621	3,447	3,491	Selling, distribution and administrative expenses	13,433	12,883
469	267	403	Research and development	1,287	1,075
467	436	649	Exploration	1,750	1,712
11,221	5,911	6,459	Depreciation, depletion and amortisation[2]	31,290	18,529
1,166	1,131	1,040	Interest expense	4,673	3,181
78,496	66,720	84,752	Total expenditure	290,555	321,386
1,635	11,291	16,443	Income/(loss) before taxation	32,628	64,815
1,099	4,115	5,975	Taxation charge/(credit)	12,991	21,941
536	7,176	10,469	Income/(loss) for the period¹	19,638	42,874
62	132	59	Income/(loss) attributable to non-controlling interest	277	565
474	7,044	10,409	Income/(loss) attributable to Shell plc shareholders	19,360	42,309
0.07	1.06	1.47	Basic earnings per share ($)[3]	2.88	5.76
0.07	1.05	1.46	Diluted earnings per share ($)[3]	2.85	5.71
1.    See Note 2 “Segment information”.
2.    See Note 8 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
3.    See Note 4 “Earnings per share”.
Shell plc            Unaudited Condensed Financial Report            15

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
536	7,176	10,469	Income/(loss) for the period	19,638	42,874
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
2,571	(1,460)	2,855	– Currency translation differences	1,397	(2,986)
29	1	12	– Debt instruments remeasurements	41	(78)
11	141	(345)	– Cash flow hedging gains/(losses)	71	(232)
—	—	(264)	– Net investment hedging gains/(losses)	(44)	180
(53)	(39)	(32)	– Deferred cost of hedging	(148)	200
135	(72)	77	– Share of other comprehensive income/(loss) of joint ventures and associates	18	274
2,692	(1,429)	2,303	Total	1,335	(2,642)
			Items that are not reclassified to income in later periods:
(1,207)	180	(2,090)	– Retirement benefits remeasurements	(1,083)	5,466
(84)	(38)	(37)	– Equity instruments remeasurements	(99)	(491)
(186)	17	(227)	– Share of other comprehensive income/(loss) of joint ventures and associates	(201)	(253)
(1,477)	159	(2,354)	Total	(1,383)	4,722
1,215	(1,270)	(51)	Other comprehensive income/(loss) for the period	(47)	2,080
1,750	5,906	10,417	Comprehensive income/(loss) for the period	19,590	44,954
96	149	114	Comprehensive income/(loss) attributable to non-controlling interest	314	621
1,654	5,757	10,303	Comprehensive income/(loss) attributable to Shell plc shareholders	19,277	44,333

Shell plc            Unaudited Condensed Financial Report            16

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	December 31, 2023	December 31, 2022
Assets
Non-current assets
Goodwill	16,660	16,039
Other intangible assets	10,253	9,662
Property, plant and equipment	194,835	198,642
Joint ventures and associates	24,457	23,864
Investments in securities	3,246	3,362
Deferred tax[1]	6,454	7,815
Retirement benefits	9,151	10,200
Trade and other receivables	6,298	6,920
Derivative financial instruments²	801	582
	272,154	277,086
Current assets
Inventories	26,019	31,894
Trade and other receivables	53,273	66,510
Derivative financial instruments²	15,098	24,437
Cash and cash equivalents	38,774	40,246
	133,164	163,087
Assets classified as held for sale[1]	951	2,851
	134,115	165,938
Total assets	406,269	443,024
Liabilities
Non-current liabilities
Debt	71,610	74,794
Trade and other payables	3,103	3,432
Derivative financial instruments²	2,301	3,563
Deferred tax[1]	15,347	16,186
Retirement benefits[1]	7,549	7,296
Decommissioning and other provisions[1]	22,531	23,845
	122,440	129,116
Current liabilities
Debt	9,931	9,001
Trade and other payables	68,237	79,357
Derivative financial instruments²	9,529	23,779
Income taxes payable	3,422	4,869
Decommissioning and other provisions	4,041	2,910
	95,161	119,916
Liabilities directly associated with assets classified as held for sale[1]	307	1,395
	95,468	121,311
Total liabilities	217,908	250,427
Equity attributable to Shell plc shareholders	186,606	190,472
Non-controlling interest[1]	1,755	2,125
Total equity	188,361	192,597
Total liabilities and equity	406,269	443,024
1.    See Note 8 “Other notes to the unaudited Condensed Consolidated Financial Statements”.
2.    See Note 7 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Financial Report            17

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income/(loss) for the period	—	—	(83)	19,359	19,277	314	19,590
Transfer from other comprehensive income	—	—	(112)	112	—	—	—
Dividends³	—	—	—	(8,389)	(8,389)	(764)	(9,153)
Repurchases of shares[4]	(40)	—	40	(14,571)	(14,571)	—	(14,571)
Share-based compensation	—	(271)	168	(85)	(188)	—	(188)
Other changes	—	—	—	6	6	80	86
At December 31, 2023	544	(998)	21,145	165,915	186,606	1,755	188,361
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income/(loss) for the period	—	—	2,024	42,309	44,333	621	44,954
Transfer from other comprehensive income	—	—	(34)	34	—	—	—
Dividends[3]	—	—	—	(7,283)	(7,283)	(206)	(7,489)
Repurchases of shares[4]	(57)	—	57	(18,547)	(18,547)	—	(18,547)
Share-based compensation	—	(116)	176	131	191	—	191
Other changes	—	—	—	(188)	(188)	(1,650)	(1,838)
At December 31, 2022	584	(726)	21,132	169,482	190,472	2,125	192,597
1.    See Note 5 “Share capital”.
2.    See Note 6 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Financial Report            18

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
1,635	11,291	16,443	Income before taxation for the period	32,628	64,815
			Adjustment for:
571	513	596	– Interest expense (net)	2,360	2,135
11,221	5,911	6,459	– Depreciation, depletion and amortisation[1]	31,290	18,529
243	186	395	– Exploration well write-offs	868	881
(222)	74	(21)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(246)	(642)
(768)	(747)	268	– Share of (profit)/loss of joint ventures and associates	(3,725)	(3,972)
1,145	749	1,413	– Dividends received from joint ventures and associates	3,674	4,398
4,088	(3,151)	2,902	– (Increase)/decrease in inventories	6,325	(8,360)
(704)	(1,126)	5,179	– (Increase)/decrease in current receivables	12,401	(8,989)
(47)	4,711	2,308	– Increase/(decrease) in current payables	(10,888)	11,915
328	(2,807)	(7,669)	– Derivative financial instruments	(5,723)	(2,619)
(68)	1	135	– Retirement benefits	(37)	417
(223)	70	218	– Decommissioning and other provisions	(473)	35
(1,021)	(150)	(1,850)	– Other[1]	(548)	2,991
(3,604)	(3,191)	(4,372)	Tax paid	(13,712)	(13,120)
12,575	12,332	22,404	Cash flow from operating activities	54,196	68,414
(6,960)	(5,259)	(6,417)	Capital expenditure	(22,993)	(22,600)
(109)	(350)	(860)	Investments in joint ventures and associates	(1,202)	(1,973)
(44)	(40)	(42)	Investments in equity securities	(197)	(260)
540	184	52	Proceeds from sale of property, plant and equipment and businesses	2,565	1,431
49	68	119	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	474	511
24	7	65	Proceeds from sale of equity securities	51	117
568	586	401	Interest received	2,124	906
960	701	518	Other investing cash inflows	4,269	2,060
(685)	(724)	(754)	Other investing cash outflows	(2,825)	(2,640)
(5,657)	(4,827)	(6,918)	Cash flow from investing activities	(17,737)	(22,448)
(27)	88	(248)	Net increase/(decrease) in debt with maturity period within three months	(211)	318
			Other debt:
64	187	31	– New borrowings	1,029	269
(4,054)	(3,368)	(2,217)	– Repayments	(10,650)	(8,459)
(1,366)	(1,049)	(1,183)	Interest paid	(4,441)	(3,677)
702	(26)	356	Derivative financial instruments	723	(1,799)
(1)	6	(1,974)	Change in non-controlling interest	(22)	(1,965)
			Cash dividends paid to:
(2,201)	(2,179)	(1,785)	– Shell plc shareholders	(8,393)	(7,405)
(128)	(51)	(42)	– Non-controlling interest	(764)	(206)
(3,977)	(2,725)	(4,474)	Repurchases of shares	(14,617)	(18,437)
(714)	(30)	(542)	Shares held in trust: net sales/(purchases) and dividends received	(889)	(593)
(11,703)	(9,147)	(12,078)	Cash flow from financing activities	(38,238)	(41,954)
529	(421)	860	Effects of exchange rate changes on cash and cash equivalents	307	(736)
(4,256)	(2,063)	4,268	Increase/(decrease) in cash and cash equivalents	(1,471)	3,276
43,031	45,094	35,978	Cash and cash equivalents at beginning of period	40,246	36,970
38,774	43,031	40,246	Cash and cash equivalents at end of period	38,774	40,246
1. See Note 8 “Other notes to the unaudited Condensed Consolidated Financial Statements”.

Shell plc            Unaudited Condensed Financial Report            19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 237 to 307) for the year ended December 31, 2022 as filed with the Registrar of Companies for England and Wales and the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 216 to 287) for the year ended December 31, 2022 as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2022 were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act. The statutory accounts for the year ended December 31, 2023 will be delivered to the Registrar of Companies for England and Wales in due course.
On consolidation, assets and liabilities of non-dollar entities are translated to dollars at period-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at average rates. Until the end of 2022 this translation was performed at quarterly average rates. As from January 1, 2023 this translation is performed at monthly average rates. This change had no significant impact on Shell's financial reporting.
New standards adopted in 2023
IFRS 17 Insurance contracts (IFRS 17) as issued in 2017, with amendments published in 2020 and 2021, was adopted as from January 1, 2023. The adoption of IFRS 17 had no significant effect on Shell's financial reporting.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income taxes (IAS 12)), published in May 2021, was adopted as from January 1, 2023. The adoption of these amendments had no significant effect on Shell's financial reporting.
International Tax Reform — Pillar Two Model Rules (Amendments to IAS 12) as issued on May 23, 2023, was adopted as from that date. The amendments to IAS 12 introduce a temporary mandatory relief from accounting for deferred tax that arises from legislation implementing OECD Pillar Two. On June 20, 2023, the United Kingdom substantively enacted Pillar Two. The adoption of the Pillar Two Model Rules by the jurisdictions in which Shell operates is not expected to have a significant impact on Shell. As required by the amendments to IAS 12, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions and management’s view on the future development of refining margins represent a significant estimate. Future long-term commodity price assumptions were subject to change in the second quarter 2023. These assumptions continued to apply for impairment testing purposes in the fourth quarter 2023.
The discount rate applied in assessing value in use represents a significant estimate. The discount rate applied was subject to change in the second quarter 2023.
The discount rate applied to provisions is reviewed on a regular basis. The discount rate was reviewed and adjusted in the fourth quarter 2023. See Note 8.
2.    Segment information
REVENUE AND CCS EARNINGS BY SEGMENT
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
Shell plc            Unaudited Condensed Financial Report            20

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
			Third-party revenue
10,437	8,338	13,802	Integrated Gas	37,645	54,751
1,263	1,617	2,945	Upstream	6,475	8,352
26,429	29,577	28,417	Marketing	108,858	120,638
30,290	27,779	33,480	Chemicals and Products	118,780	144,342
10,302	9,032	22,656	Renewables and Energy Solutions	44,819	53,190
11	7	4	Corporate	42	41
78,732	76,350	101,303	Total third-party revenue[1]	316,620	381,314
			Inter-segment revenue
2,614	2,472	5,038	Integrated Gas	11,560	18,412
10,948	10,277	13,229	Upstream	41,231	52,285
185	154	183	Marketing	624	606
610	569	602	Chemicals and Products	2,252	2,684
1,567	894	2,035	Renewables and Energy Solutions	4,707	6,791
—	—	—	Corporate	—	—
			CCS earnings
1,728	2,154	5,293	Integrated Gas	7,046	22,212
2,179	1,983	1,380	Upstream	8,528	16,222
143	702	375	Marketing	2,951	2,133
(1,792)	1,173	332	Chemicals and Products	1,530	4,515
(291)	600	4,673	Renewables and Energy Solutions	3,038	(1,059)
(586)	(460)	(654)	Corporate	(2,811)	(2,461)
1,381	6,152	11,399	Total CCS earnings[2]	20,283	41,562
1.Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Fourth quarter 2023 included income of $3,021 million (third quarter 2023: $3,530 million income; fourth quarter 2022: $10,371 million income). This amount includes both the reversal of prior gains of $711 million (third quarter 2023: $2,583 million gains; fourth quarter 2022: $621 million losses) related to sales contracts and prior losses of $248 million (third quarter 2023: $965 million losses; fourth quarter 2022: $1,032 million losses) related to purchase contracts that were previously recognised and where physical settlement took place in the fourth quarter 2023.
2.See Note 3 "Reconciliation of income for the period to CCS Earnings, Operating expenses and Total Debt".

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
Shell plc            Unaudited Condensed Financial Report            21

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
			Capital expenditure
1,034	958	818	Integrated Gas	3,491	3,432
2,547	2,013	1,951	Upstream	8,249	8,020
1,337	893	1,825	Marketing	5,563	4,527
1,029	803	786	Chemicals and Products	3,106	3,835
932	523	955	Renewables and Energy Solutions	2,314	2,609
81	68	82	Corporate	271	175
6,960	5,259	6,417	Total capital expenditure	22,993	22,600
			Add: Investments in joint ventures and associates
162	141	709	Integrated Gas	705	833
(111)	(6)	(106)	Upstream	94	123
2	24	168	Marketing	49	304
2	76	1	Chemicals and Products	84	2
56	114	86	Renewables and Energy Solutions	261	703
(2)	1	2	Corporate	9	9
109	350	860	Total investments in joint ventures and associates	1,202	1,973
			Add: Investments in equity securities
–	–	–	Integrated Gas	–	–
–	–	–	Upstream	–	–
–	–	–	Marketing	–	–
–	–	–	Chemicals and Products	2	1
38	21	35	Renewables and Energy Solutions	106	157
6	19	7	Corporate	90	103
44	40	42	Total investments in equity securities	197	260
			Cash capital expenditure
1,196	1,099	1,527	Integrated Gas	4,196	4,265
2,436	2,007	1,845	Upstream	8,343	8,143
1,339	917	1,993	Marketing	5,612	4,831
1,031	879	786	Chemicals and Products	3,192	3,838
1,026	659	1,076	Renewables and Energy Solutions	2,681	3,469
85	87	91	Corporate	370	287
7,113	5,649	7,319	Total Cash capital expenditure	24,393	24,833
Shell plc            Unaudited Condensed Financial Report            22

3.Reconciliation of income for the period to CCS Earnings, Operating expenses and Total Debt
RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
474	7,044	10,409	Income/(loss) attributable to Shell plc shareholders	19,360	42,309
62	132	59	Income/(loss) attributable to non-controlling interest	277	565
536	7,176	10,469	Income/(loss) for the period	19,638	42,874
			Current cost of supplies adjustment:
1,089	(1,304)	1,210	Purchases	815	(1,714)
(263)	327	(301)	Taxation	(203)	444
19	(47)	22	Share of profit/(loss) of joint ventures and associates	33	(42)
846	(1,024)	930	Current cost of supplies adjustment	645	(1,312)
			Of which:
811	(969)	904	Attributable to Shell plc shareholders	649	(1,196)
34	(55)	27	Attributable to non-controlling interest	(5)	(116)
1,381	6,152	11,399	CCS earnings	20,283	41,562
			Of which:
1,285	6,075	11,313	CCS earnings attributable to Shell plc shareholders	20,010	41,113
97	77	86	CCS earnings attributable to non-controlling interest	273	449
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
6,807	6,384	7,220	Production and manufacturing expenses	25,240	25,518
3,621	3,447	3,491	Selling, distribution and administrative expenses	13,433	12,883
469	267	403	Research and development	1,287	1,075
10,897	10,097	11,114	Operating expenses	39,959	39,477
RECONCILIATION OF TOTAL DEBT

Quarters			$ million
Q4 2023	Q3 2023	Q4 2022
December 31, 2023	September 30, 2023	December 31, 2022		December 31, 2023	December 31, 2022
9,931	10,119	9,001	Current debt	9,931	9,001
71,610	72,028	74,794	Non-current debt	71,610	74,794
81,541	82,147	83,795	Total debt	81,541	83,795
4.    Earnings per share
EARNINGS PER SHARE

Quarters				Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
474	7,044	10,409	Income/(loss) attributable to Shell plc shareholders ($ million)	19,360	42,309

			Weighted average number of shares used as the basis for determining:
6,558.3	6,668.1	7,063.9	Basic earnings per share (million)	6,733.5	7,347.5
6,631.1	6,736.7	7,127.2	Diluted earnings per share (million)	6,799.8	7,410.5
Shell plc            Unaudited Condensed Financial Report            23

5.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares			Nominal value ($ million)
	A	B	Ordinary shares	A	B	Ordinary shares	Total
At January 1, 2023			7,003,503,393			584	584
Repurchases of shares			(479,394,344)			(40)	(40)
At December 31, 2023			6,524,109,049			544	544
At January 1, 2022	4,101,239,499	3,582,892,954		345	296		641
Repurchases of shares before assimilation	—	(34,106,548)		—	(3)		(3)
Assimilation of ordinary A and B shares into ordinary shares on January 29, 2022	(4,101,239,499)	(3,548,786,406)	7,650,025,905	(345)	(293)	638	—
Repurchases of B shares on January 27 and 28, 2022, cancelled as ordinary shares on February 2 and 3, 2022			(507,742)			—	—
Repurchases of shares after assimilation			(646,014,770)			(54)	(54)
At December 31, 2022			7,003,503,393			584	584
1. Share capital at December 31, 2022, also included 50,000 issued and fully paid sterling deferred shares of £1 each, which were redeemed on March 27, 2023. Upon redemption, the sterling deferred shares were treated as cancelled and the Company's issued share capital was reduced by the nominal value of the shares redeemed in accordance with section 688 of the UK Companies Act 2006.
On January 29, 2022, as part of the simplification announced on December 20, 2021, the Company's A shares and B shares assimilated into a single line of ordinary shares. This is reflected in the above table.
At Shell plc’s Annual General Meeting on May 23, 2023, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €161 million (representing approximately 2,307 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2024, or the end of the Annual General Meeting to be held in 2024, unless previously renewed, revoked or varied by Shell plc in a general meeting.
6.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(83)	(83)
Transfer from other comprehensive income	—	—	—	—	(112)	(112)
Repurchases of shares	—	—	40	—	—	40
Share-based compensation	—	—	—	168	—	168
At December 31, 2023	37,298	154	236	1,308	(17,851)	21,145
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	2,024	2,024
Transfer from other comprehensive income	—	—	—	—	(34)	(34)
Repurchases of shares	—	—	57	—	—	57
Share-based compensation	—	—	—	176	—	176
At December 31, 2022	37,298	154	196	1,140	(17,656)	21,132
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the
Shell plc            Unaudited Condensed Financial Report            24

issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
7.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2022, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at December 31, 2023, are consistent with those used in the year ended December 31, 2022, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2022 and December 31, 2023 is a decrease of $9,339 million for the current assets and a decrease of $14,250 million for the current liabilities.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	December 31, 2023	December 31, 2022
Carrying amount	53,832	56,152
Fair value¹	50,866	51,959
1.    Mainly determined from the prices quoted for these securities.
8. Other notes to the unaudited Condensed Consolidated Financial Statements
Consolidated Statement of Income

Interest and other income

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
631	913	160	Interest and other income/(expenses)	2,838	915
			Of which:
595	618	445	Interest income	2,313	1,046
14	7	15	Dividend income (from investments in equity securities)	50	216
222	(75)	21	Net gains/(losses) on sales and revaluation of non-current assets and businesses	257	642
(398)	168	(510)	Net foreign exchange gains/(losses) on financing activities	(458)	(340)
199	195	189	Other	677	(649)
Depreciation, depletion and amortisation

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
11,221	5,911	6,459	Depreciation, depletion and amortisation	31,290	18,529
			Of which:
5,986	5,716	5,731	Depreciation	23,106	22,393
5,508	359	788	Impairments	8,946	2,313
(273)	(163)	(60)	Impairment reversals	(762)	(6,177)
Impairments recognised in the fourth quarter 2023 of $5,508 million pre-tax ($4,044 million post-tax) relate to various assets in Chemicals and Products ($2,490 million), Upstream ($1,161 million), Integrated Gas ($873 million), Renewables and Energy Solutions ($614 million) and Marketing ($370 million). Impairments in Chemicals and Products principally relate to the impairment of chemicals assets in Singapore triggered by lower expected chemicals margins and linked to portfolio choices. Impairments recognised in Upstream principally relate to projects in North America, Nigeria and the UK triggered by factors including revised reserves estimates and portfolio choices. Impairments recognised in Integrated Gas principally relate to a project in Australia triggered by factors including revised production estimates and regulatory changes. Impairments recognised in Renewables and Energy Solutions mainly relate to an asset in North America triggered by annual goodwill impairment testing reflecting factors including the impact of the deteriorated macro environment.
Shell plc            Unaudited Condensed Financial Report            25

Impairments recognised in the third quarter 2023 of $359 million pre-tax ($299 million post-tax) mainly related to various assets in Renewables and Energy Solutions and Chemicals and Products. Impairments in the fourth quarter 2022 mainly related to Renewables and Energy Solutions, Chemicals and Products and Upstream.
Condensed Consolidated Balance Sheet
Deferred tax

$ million
	December 31, 2023	December 31, 2022
Non-current assets
Deferred tax	6,454	7,815
Non-current liabilities
Deferred tax	15,347	16,186
Net deferred liability	(8,893)	(8,371)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.
Shell's net deferred tax position was a liability of $8,893 million at December 31, 2023 (December 31, 2022: $8,371 million). The net increase in the net deferred tax liability is mainly driven by a reduction of the deferred tax asset due to the utilisation of tax losses partly offset by an increase of the deferred tax asset due to impairments.
Assets classified as held for sale

$ million
	December 31, 2023	December 31, 2022
Assets classified as held for sale	951	2,851
Liabilities directly associated with assets classified as held for sale	307	1,395
Assets classified as held for sale and associated liabilities at December 31, 2023, principally relate to an asset in Chemicals and Products in Europe, a Renewables and Energy Solutions project in North America and an asset in Marketing in Asia. The major classes of assets and liabilities classified as held for sale at December 31, 2023, are Inventories ($463 million; December 31, 2022: $8 million) and Property, plant and equipment ($250 million; December 31, 2022: $2,526 million).

Retirement benefits

$ million
	December 31, 2023	December 31, 2022
Non-current assets
Retirement benefits	9,151	10,200
Non-current liabilities
Retirement benefits	7,549	7,296
Surplus/(deficit)	1,602	2,904
Amounts recognised in the balance sheet in relation to defined benefit plans include both plan assets and obligations that are presented on a net basis on a plan-by-plan basis. The change of the net retirement benefit liability is mainly driven by a decrease of the market yield on high-quality corporate bonds, a decrease in long-term inflation rate expectations, experience losses due to high short-term inflation and returns on plan assets.

Decommissioning and other provisions

$ million
Non-current liabilities	December 31, 2023	December 31, 2022
Decommissioning and other provisions	22,531	23,845

Shell plc            Unaudited Condensed Financial Report            26

The discount rate applied at December 31, 2023 was 4.5% (September 30, 2023: 3.25%, December 31, 2022: 3.25%). Besides movements such as additions, utilisation, accretion and the effect of currency translation, the change in non-current decommissioning and other provisions includes a decrease of $2,916 million as a result of the change in the discount rate, partly offset by an increase of $1,340 million resulting from changes in cost estimates for decommissioning & restoration provisions.
Non-controlling interest

$ million
	December 31, 2023	December 31, 2022
Non-controlling interest	1,755	2,125
The change in non-controlling interest is mainly driven by dividend payments to non-controlling shareholders during the second quarter 2023.
Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
(1,021)	(150)	(1,850)	Other	(548)	2,991
Cash flow from operating activities - Other for the fourth quarter 2023 includes $875 million of net outflows (third quarter 2023: $630 million net outflows; fourth quarter 2022: $541 million net outflows) due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America and $398 million in relation to reversal of currency exchange gains on Cash and cash equivalents (third quarter 2023: $336 million losses; fourth quarter 2022: $683 million gains).

9. Post-balance sheet events
On January 16, 2024, Shell reached an agreement to sell its Nigerian onshore subsidiary The Shell Petroleum Development Company of Nigeria Limited (SPDC) for a consideration of $1.3 billion with additional cash payments up to $1.1 billion as well as further contingent payments. Under the agreed deal structure, economic performance accrues to the buyer with effect from December 31, 2021, however, Shell will continue to consolidate SPDC until control transfers at completion. At completion Shell will provide secured term loans of up to $1.2 billion and additional financing of up to $1.3 billion over future years. Completion of the transaction is subject to approvals by the Federal Government of Nigeria and other conditions.

On January 30, 2024, the principal defined benefit pension plan in the USA, Shell Pension Plan, entered into a contract with an external party to settle $5,052 million of pension liabilities. The settlement price consisted of $4,920 million of pension assets. As a result of this transaction, all legal and constructive obligations for a tranche of benefits provided by the Shell Pension Plan have been eliminated. No significant impact is expected on the Group income statement, balance sheet or cashflow statement.

Shell plc            Unaudited Condensed Financial Report            27

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.
Adjusted earnings

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
474	7,044	10,409	Income/(loss) attributable to Shell plc shareholders	19,360	42,309
811	(969)	904	Add: Current cost of supplies adjustment attributable to Shell plc shareholders[1]	649	(1,196)
			Of which:
63	(56)	96	Marketing	175	(420)
748	(913)	808	Chemicals and Products	475	(776)
1,285	6,075	11,313	CCS earnings attributable to Shell plc shareholders[1]	20,010	41,113
			Of which:
1,728	2,154	5,293	Integrated Gas	7,046	22,212
2,179	1,983	1,380	Upstream	8,528	16,222
143	702	375	Marketing	2,951	2,133
(1,792)	1,173	332	Chemicals and Products	1,530	4,515
(291)	600	4,673	Renewables and Energy Solutions	3,038	(1,059)
(586)	(460)	(654)	Corporate	(2,811)	(2,461)
97	77	86	Less: Non-controlling interest	273	449
(6,022)	(149)	1,498	Less: Identified items attributable to Shell plc shareholders	(8,240)	1,243
			Of which:
(2,235)	(375)	(675)	Integrated Gas	(6,861)	6,075
(909)	(238)	(1,681)	Upstream	(1,267)	(1,096)
(549)	(18)	(72)	Marketing	(229)	(622)
(1,875)	(207)	(412)	Chemicals and Products	(2,160)	(204)
(445)	667	4,379	Renewables and Energy Solutions	2,333	(2,805)
(19)	22	(28)	Corporate	(69)	(90)
(11)	—	13	Less: Non-controlling interest	(11)	15
7,306	6,224	9,814	Adjusted Earnings	28,250	39,870
			Of which:
3,963	2,529	5,968	Integrated Gas	13,907	16,137
3,088	2,221	3,061	Upstream	9,794	17,319
692	720	446	Marketing	3,180	2,754
83	1,380	744	Chemicals and Products	3,690	4,719
155	(67)	293	Renewables and Energy Solutions	705	1,745
(567)	(482)	(626)	Corporate	(2,742)	(2,371)
108	77	73	Less: Non-controlling interest	284	434
1 See Note 2 “Segment information”.
Shell plc            Unaudited Condensed Financial Report            28

Adjusted EBITDA

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
7,306	6,224	9,814	Adjusted Earnings	28,250	39,870
108	77	73	Add: Non-controlling interest	284	434
2,121	3,621	3,991	Add: Taxation charge/(credit) excluding tax impact of identified items	13,674	18,578
			Of which:
1,064	845	940	Integrated Gas	3,834	4,704
1,570	2,155	2,921	Upstream	8,277	11,831
104	288	161	Marketing	900	952
(262)	232	(19)	Chemicals and Products	303	841
(10)	65	(3)	Renewables and Energy Solutions	324	346
(344)	37	(9)	Corporate	35	(96)
5,986	5,716	5,732	Add: Depreciation, depletion and amortisation excluding impairments	23,106	22,393
			Of which:
1,457	1,413	1,414	Integrated Gas	5,756	5,544
2,951	2,771	2,944	Upstream	11,309	11,889
533	495	417	Marketing	1,916	1,573
951	951	848	Chemicals and Products	3,714	3,004
89	82	104	Renewables and Energy Solutions	392	365
6	4	4	Corporate	19	18
243	186	395	Add: Exploration well write-offs	867	881
			Of which:
63	35	9	Integrated Gas	121	142
180	151	385	Upstream	746	738
1,165	1,130	1,040	Add: Interest expense excluding identified items	4,669	3,181
			Of which:
36	51	27	Integrated Gas	146	84
135	119	111	Upstream	507	345
9	23	20	Marketing	49	45
22	41	9	Chemicals and Products	61	22
1	1	2	Renewables and Energy Solutions	4	2
961	895	871	Corporate	3,902	2,683
595	618	445	Less: Interest income	2,313	1,046
			Of which:
4	1	27	Integrated Gas	6	43
14	5	5	Upstream	27	22
1	8	—	Marketing	9	—
24	13	8	Chemicals and Products	57	24
7	1	1	Renewables and Energy Solutions	12	(2)
544	590	404	Corporate	2,201	959
16,335	16,336	20,600	Adjusted EBITDA	68,538	84,289
			Of which:
6,578	4,871	8,332	Integrated Gas	23,759	26,569
7,910	7,412	9,418	Upstream	30,607	42,100
1,337	1,519	1,045	Marketing	6,037	5,324
770	2,591	1,574	Chemicals and Products	7,710	8,561
228	79	396	Renewables and Energy Solutions	1,413	2,459
(488)	(136)	(164)	Corporate	(987)	(725)
1,109	(1,351)	1,231	Less: Current cost of supplies adjustment before taxation	848	(1,755)
			Of which:
81	(70)	123	Marketing	221	(568)
1,028	(1,280)	1,108	Chemicals and Products	627	(1,187)
246	(13)	643	Joint ventures and associates (dividends received less profit)	79	(2,157)
Shell plc            Unaudited Condensed Financial Report            29

			Of which:
208	(40)	88	Integrated Gas	241	(522)
(250)	43	192	Upstream	(692)	(2,650)
35	(15)	108	Marketing	126	233
222	(23)	176	Chemicals and Products	300	694
29	21	77	Renewables and Energy Solutions	102	85
1	—	2	Corporate	3	4
(1,030)	(2,549)	(2,051)	Derivative financial instruments	(6,142)	624
			Of which:
(1,596)	(454)	(949)	Integrated Gas	(4,668)	6,104
52	(20)	—	Upstream	51	(35)
3	7	52	Marketing	(25)	3
294	(372)	23	Chemicals and Products	529	(219)
(268)	(1,407)	(1,322)	Renewables and Energy Solutions	(1,988)	(4,998)
487	(304)	145	Corporate	(41)	(230)
(3,604)	(3,191)	(4,372)	Tax paid	(13,712)	(13,120)
			Of which:
(731)	(679)	(712)	Integrated Gas	(3,574)	(2,824)
(2,015)	(2,090)	(3,364)	Upstream	(8,470)	(9,423)
(280)	(224)	(160)	Marketing	(744)	(494)
(273)	52	(217)	Chemicals and Products	(484)	(288)
(413)	(258)	24	Renewables and Energy Solutions	(762)	(27)
108	8	57	Corporate	322	(64)
(1,601)	(35)	(1,575)	Other	(1,558)	2,456
			Of which:
(208)	(38)	(417)	Integrated Gas	(261)	(223)
135	(87)	203	Upstream	(374)	486
(148)	55	(90)	Marketing	42	(185)
(1,132)	(531)	(403)	Chemicals and Products	(1,052)	2,212
128	342	(79)	Renewables and Energy Solutions	496	(237)
(376)	223	(788)	Corporate	(410)	403
3,336	433	10,390	(Increase)/decrease in working capital	7,838	(5,435)
			Of which:
(654)	348	67	Integrated Gas	2,023	(1,412)
(45)	78	775	Upstream	329	(835)
1,843	(533)	231	Marketing	873	(3,074)
1,353	(619)	3,074	Chemicals and Products	609	757
(970)	1,188	3,579	Renewables and Energy Solutions	3,723	(3,676)
1,808	(30)	2,664	Corporate	281	2,805
12,575	12,332	22,404	Cash flow from operating activities	54,196	68,414
			Of which:
3,597	4,009	6,409	Integrated Gas	17,520	27,692
5,787	5,336	7,224	Upstream	21,450	29,641
2,709	880	1,062	Marketing	6,088	2,376
207	2,379	3,119	Chemicals and Products	6,987	12,906
(1,265)	(34)	2,674	Renewables and Energy Solutions	2,984	(6,394)
1,540	(238)	1,916	Corporate	(832)	2,192
Shell plc            Unaudited Condensed Financial Report            30

Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items. Identified items in the table below are presented on a net basis.
IDENTIFIED ITEMS

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
			Identified items included in Income/(loss) before taxation
222	(75)	21	Divestment gains/(losses)	257	657
(5,348)	(196)	(778)	Impairment reversals/(impairments)	(8,300)	2,260
(275)	(20)	23	Redundancy and restructuring	(329)	44
—	—	—	Provisions for onerous contracts	(24)	(508)
(1,357)	258	5,618	Fair value accounting of commodity derivatives and certain gas contracts	(419)	3,244
(33)	50	(1,087)	Other	82	(1,519)
(6,792)	17	3,796	Total identified items included in Income/(loss) before taxation	(8,732)	4,178
(759)	167	2,285	Less: total identified items included in Taxation charge/(credit)	(481)	2,919
			Identified items included in income/(loss) for the period
227	(68)	(46)	Divestment gains/(losses)	277	418
(3,935)	(167)	(659)	Impairment reversals/(impairments)	(6,219)	725
(206)	(14)	17	Redundancy and restructuring	(241)	43
—	—	—	Provisions for onerous contracts	(18)	(487)
(1,336)	121	4,181	Fair value accounting of commodity derivatives and certain gas contracts	(1,284)	3,421
(363)	(51)	74	Impact of exchange rate movements on tax balances	(355)	(57)
(419)	29	(2,056)	Other	(412)	(2,804)
(6,033)	(149)	1,512	Impact on CCS earnings	(8,252)	1,259
			Of which:
(2,235)	(375)	(675)	Integrated Gas	(6,861)	6,075
(909)	(238)	(1,681)	Upstream	(1,267)	(1,096)
(549)	(18)	(72)	Marketing	(229)	(622)
(1,875)	(207)	(412)	Chemicals and Products	(2,160)	(204)
(445)	667	4,379	Renewables and Energy Solutions	2,333	(2,805)
(19)	22	(28)	Corporate	(69)	(90)
(11)	—	13	Impact on CCS earnings attributable to non-controlling interest	(11)	15
(6,022)	(149)	1,498	Impact on CCS earnings attributable to Shell plc shareholders	(8,240)	1,243
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction
Shell plc            Unaudited Condensed Financial Report            31

occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 4).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.
ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q4 2023	Q3 2023	Q4 2022
Income - current and previous three quarters	19,638	29,571	42,874
Interest expense after tax - current and previous three quarters	3,271	3,204	2,290
Income before interest expense - current and previous three quarters	22,909	32,775	45,164
Capital employed – opening	276,392	272,227	264,413
Capital employed – closing	269,902	275,090	276,392
Capital employed – average	273,147	273,659	270,402
ROACE on a Net income basis	8.4%	12.0%	16.7%
ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.
Shell plc            Unaudited Condensed Financial Report            32

$ million	Quarters
	Q4 2023	Q3 2023	Q4 2022
Adjusted Earnings - current and previous three quarters (Reference A)	28,250	30,758	39,870
Add: Income/(loss) attributable to NCI - current and previous three quarters	277	275	565
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(5)	(12)	(116)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(11)	13	15
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	28,534	31,008	40,304
Add: Interest expense after tax - current and previous three quarters	3,271	3,204	2,290
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	31,805	34,211	42,593
Capital employed - average	273,147	273,659	270,402
ROACE on an Adjusted Earnings plus NCI basis	11.6%	12.5%	15.8%
E.    Gearing and Net debt
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

$ million
	December 31, 2023	September 30, 2023	December 31, 2022
Current debt	9,931	10,119	9,001
Non-current debt	71,610	72,028	74,794
Total debt	81,541	82,147	83,795
Of which lease liabilities	27,709	27,854	27,643
Add: Debt-related derivative financial instruments: net liability/(asset)	1,835	3,116	3,071
Add: Collateral on debt-related derivatives: net liability/(asset)	(1,060)	(1,762)	(1,783)
Less: Cash and cash equivalents	(38,774)	(43,031)	(40,246)
Net debt	43,541	40,470	44,837
Add: Total equity	188,361	192,943	192,597
Total capital	231,902	233,414	237,434
Gearing	18.8%	17.3%	18.9%
F.    Operating expenses and Underlying operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.
Shell plc            Unaudited Condensed Financial Report            33

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
6,807	6,384	7,220	Production and manufacturing expenses	25,240	25,518
			Of which:
1,187	1,125	1,211	Integrated Gas	4,529	4,907
2,595	2,266	2,736	Upstream	9,186	9,676
306	213	169	Marketing	949	810
1,943	2,021	2,177	Chemicals & Products	7,908	7,583
732	760	877	Renewables & Energy Solutions	2,610	2,520
44	(1)	50	Corporate	58	22
3,621	3,447	3,491	Selling, distribution and administrative expenses	13,433	12,883
			Of which:
45	52	49	Integrated Gas	168	218
42	5	76	Upstream	162	233
2,167	2,123	2,046	Marketing	8,137	7,351
887	828	935	Chemicals & Products	3,323	3,592
271	286	301	Renewables & Energy Solutions	1,058	972
209	152	85	Corporate	584	517
469	267	403	Research and development	1,287	1,075
			Of which:
42	30	36	Integrated Gas	126	112
130	135	168	Upstream	496	456
66	59	88	Marketing	250	222
113	47	67	Chemicals & Products	252	187
118	(4)	43	Renewables & Energy Solutions	163	98
—	—	—	Corporate	—	—
10,897	10,097	11,114	Operating expenses	39,959	39,477
			Of which identified items:
(274)	(19)	23	Redundancy and restructuring (charges)/reversal	(325)	46
(58)	(343)	(100)	(Provisions)/reversal	(434)	77
—	—	—	Other	—	(143)
(332)	(362)	(77)	Total identified items	(758)	(21)
10,565	9,735	11,037	Underlying operating expenses	39,201	39,456
G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
12,575	12,332	22,404	Cash flow from operating activities	54,196	68,414
(5,657)	(4,827)	(6,918)	Cash flow from investing activities	(17,737)	(22,448)
6,918	7,505	15,486	Free cash flow	36,460	45,965
612	259	235	Less: Divestment proceeds (Reference I)	3,089	2,059
—	(3)	17	Add: Tax paid on divestments (reported under "Other investing cash outflows")	—	17
206	3	971	Add: Cash outflows related to inorganic capital expenditure[1]	2,522	4,205
6,511	7,246	16,238	Organic free cash flow[2]	35,892	48,128
Shell plc            Unaudited Condensed Financial Report            34

1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities and cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
12,575	12,332	22,404	Cash flow from operating activities	54,196	68,414
4,088	(3,151)	2,902	(Increase)/decrease in inventories	6,325	(8,360)
(704)	(1,126)	5,179	(Increase)/decrease in current receivables	12,401	(8,989)
(47)	4,711	2,308	Increase/(decrease) in current payables	(10,888)	11,915
3,336	433	10,390	(Increase)/decrease in working capital	7,838	(5,435)
9,238	11,899	12,014	Cash flow from operating activities excluding working capital movements	46,359	73,848
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million	Full year
Q4 2023	Q3 2023	Q4 2022		2023	2022
540	184	52	Proceeds from sale of property, plant and equipment and businesses	2,565	1,431
49	68	119	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	474	511
24	7	65	Proceeds from sale of equity securities	51	117
612	259	235	Divestment proceeds	3,089	2,059
Shell plc            Unaudited Condensed Financial Report            35

CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Financial Report refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2022 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Financial Report, February 1, 2024. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Financial Report.
Shell’s Net Carbon Intensity
Also, in this Unaudited Condensed Financial Report we may refer to Shell’s “Net Carbon Intensity”, which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
Shell plc            Unaudited Condensed Financial Report            36

Shell’s net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCI target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking Non-GAAP measures
This Unaudited Condensed Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Financial Report do not form part of this Unaudited Condensed Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This Unaudited Condensed Financial Report contains inside information.
February 1, 2024
The information in this Unaudited Condensed Financial Report reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Caroline J.M. Omloo, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

Shell plc            Unaudited Condensed Financial Report            37

APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED DECEMBER 31, 2023
▪Cash and cash equivalents decreased to $38.8 billion at December 31, 2023, from $43.0 billion at September 30, 2023.
▪Cash flow from operating activities was an inflow of $12.6 billion for the fourth quarter 2023, which included a positive working capital movement of $3.3 billion.
▪Cash flow from investing activities was an outflow of $5.7 billion for the fourth quarter 2023, mainly driven by capital expenditure of $7.0 billion and other investing cash outflows of $0.7, partly offset by other investing cash inflows of $1.0 billion.
▪Cash flow from financing activities was an outflow of $11.7 billion for the fourth quarter 2023, mainly driven by debt repayments of $4.1 billion, repurchases of shares of $4.0 billion and dividend payments to Shell plc shareholders of $2.2 billion.
▪Total current and non-current debt decreased to $81.5 billion at December 31, 2023, compared with $82.1 billion at September 30, 2023. Total debt excluding lease liabilities decreased by $0.5 billion and the carrying amount of lease liabilities decreased by $0.1 billion. In the fourth quarter 2023, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $2.2 billion in the fourth quarter 2023, compared with $1.8 billion in the fourth quarter 2022.
▪Dividends of $0.3440 per share are announced on February 1, 2024, in respect of the fourth quarter 2023. These dividends are payable on March 25, 2024.
LIQUIDITY AND CAPITAL RESOURCES FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2023
▪Cash and cash equivalents decreased to $38.8 billion at December 31, 2023, from $40.2 billion at December 31, 2022.
▪Cash flow from operating activities was an inflow of $54.2 billion for the twelve months ended December 31, 2023, which included a positive working capital movement of $7.8 billion.
▪Cash flow from investing activities was an outflow of $17.7 billion for the twelve months ended December 31, 2023, mainly driven by capital expenditure of $23.0 billion and other investing cash outflows of $2.8 billion, partly offset by other investing cash inflows of $4.3 billion and proceeds from sale of property, plant and equipment and businesses of $2.6 billion.
▪Cash flow from financing activities was an outflow of $38.2 billion for the twelve months ended December 31, 2023, mainly driven by repurchases of shares of $14.6 billion, debt repayments of $10.7 , and dividend payments to Shell plc shareholders of $8.4 billion.
▪Total current and non-current debt decreased to $81.5 billion at December 31, 2023, compared with $83.8 billion at December 31, 2022. Total debt excluding lease liabilities decreased by $2.3 billion and the carrying amount of lease liabilities increased by $0.1 billion. In the the twelve months ended December 31, 2023, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $8.4 billion in the twelve months ended December 31, 2023, compared with $7.4 billion in the twelve months ended December 31, 2022.

Shell plc            Unaudited Condensed Financial Report            38

CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at December 31, 2023. This information is derived from the Unaudited Condensed Consolidated Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
December 31, 2023
Equity attributable to Shell plc shareholders	186,606

Current debt	9,931
Non-current debt	71,610
Total debt[A]	81,541
Total capitalisation	268,147
[A] Of the total carrying amount of debt at December 31, 2023, $53.4 billion was unsecured, $28.2 billion was secured and $48.4 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2022: $51.0 billion).

Shell plc            Unaudited Condensed Financial Report            39